SCHEDULE A

Fund	Commencement of Operations
Brandes U.S. Small-Mid Cap Value ETF	October 3, 2023
Brandes International ETF	October 3, 2023
Brandes U.S. Value ETF	October 3, 2023
Eagle Capital Select Equity ETF	March 21, 2024
Atlas America Fund	November 20, 2024
Pacific NoS Global EM Equity Active ETF	January 23, 2025
Pictet AI & Automation ETF	[-], 2025
Pictet Cleaner Planet ETF	[-], 2025
Pictet AI Enhanced International Equity ETF	[-], 2025
Pictet Emerging Markets Rising Economies ETF	[-], 2025
Pictet Emerging Markets Debt ETF	[-], 2025

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.